Exhibit 15

THOMAS F. PRISBY, CHAIRMAN

CFS Bancorp, Inc. 707 Ridge Road ● Munster, Indiana 46321

December 3, 2009

Mr. John Palmer
Principal

Mr. Richard Lashley
Principal

PL Capital Group, LLC
20 E. Jefferson Ave. Suite 22
Naperville, IL 60540

Dear Mr. Palmer & Mr. Lashley:

In your letter of November 18, 2009 you imply that you are unsure as to how the Company’s Audit Committee could have reached a conclusion, as you characterize it, so quickly regarding the views and opinion that you expressed in your letter dated November 2, 2009.  Please be advised that matters impacting the Company’s deferred tax assets for both Generally Accepted Accounting Principles (GAAP) and Regulatory Accounting Principles (RAP) were not new to the Committee as a result of your letter and did not arise solely in connection with the Company’s third quarter 2009 earnings release.

Regarding your initial letter of November 2, 2009 and your subsequent letter dated November 18, 2009, also be advised that these letters were forwarded upon receipt to all members of the Audit Committee and the Company’s Independent Registered Public Accounting Firm.  The Company’s full Board is aware of your views and opinion regarding the Company’s treatment of deferred tax assets for RAP purposes.  Both of your letters and my responses thereto have also been provided to the Company’s Risk Manager, the Internal Audit Department, the Company’s Financial Statement Disclosure Committee, and to the Company’s and Bank’s primary federal banking regulator, the Office of Thrift Supervision.

The Audit Committee is confident that the Company’s and Bank’s respective disclosures relating to deferred tax assets have been and will continue to be treated in a forthright and transparent manner and does not believe that a material overstatement of the Bank’s capital ratios has occurred.  Accordingly, the Audit Committee has no reason to believe that the engagement of yet another party to review your views and opinion is justified at this time.

CFS Bancorp, Inc. – Page 2 of 2

We are always willing to examine issues of shareholder concern and have done so in this instance.  PL Capital’s continued disagreement does not come as a surprise, given the well-documented breadth and depth of topics on which PL Capital has disagreed with CFS Bancorp, Inc.’s management and Board.  Barring the introduction of any new information which would cause us to reevaluate, the Audit Committee sees no merit in commenting further on this particular matter.

/s/ Robert R. Ross

Robert R. Ross, Chair
Audit Committee of CFS Bancorp, Inc.

cc:	Daniel T. McKee, Regional Director-Central Region, Office of Thrift Supervision
Gregory W. Blaine, Lead Director, CFS Bancorp, Inc.
Thomas F. Prisby, Chairman of the Board, CFS Bancorp, Inc.
Charles V. Cole, Executive Vice President and Chief Financial Officer, CFS Bancorp, Inc.